Exhibit 99.1
October 6, 2008
Corgi International Limited Announces Receipt of Letter from Nasdaq Regarding Noncompliance with Minimum Market Value Rule and Filing of Notification of Inability to Timely File Form 20-F
HONG KONG—(BUSINESS WIRE)—Corgi International Limited (Nasdaq GM:CRGI) today announced that it received notice on September 30, 2008 from the staff of The Nasdaq Stock Market, Inc. indicating that Corgi is not in compliance with The Nasdaq Stock Market’s requirements for continued listing because, for the previous 30 consecutive trading days, Corgi’s American Depository Shares (“ADSs”) have not maintained a minimum market value of publicly held shares of $5,000,000 as required for continued inclusion by Nasdaq Marketplace Rule 4450(a)(2) (the “Minimum Market Value Rule”). Corgi has until December 29, 2008 (90 calendar days from September 30, 2008) to regain compliance with the Minimum Market Value Rule. Corgi can regain compliance with the Minimum Market Value Rule if the minimum market value of publicly held shares of Corgi’s ADSs is $5,000,000 or greater for a minimum of 10 consecutive business days before December 29, 2008. Under certain circumstances, to ensure that the Company can sustain long-term compliance, Nasdaq staff may require that the minimum market value of publicly held shares equals $5,000,000 or greater for more than 10 consecutive trading days before determining that the Company complies. If compliance with the Minimum Market Value Rule is not achieved by December 29, 2008, Nasdaq staff will provide written notification to Corgi that its securities will be delisted.
As disclosed in its press release dated June 17, 2008, Corgi also does not meet the continued listing requirements under under Nasdaq Marketplace Rule 4450(a)(5) relating to the minimum bid price of Corgi’s ADSs (the “Minimum Bid Price Rule”). Corgi may be delisted by December 15, 2008 for its failure to maintain compliance with the Minimum Bid Price Rule, and may be delisted prior to December 29, 2008 for its failure to comply with any other listing requirement which occurs during this period.
In the event that Corgi receives notice that its ADSs are to be delisted, Nasdaq rules permit Corgi to appeal any delisting determination by Nasdaq staff to a Nasdaq Listings Qualifications Panel. In addition, the Nasdaq Marketplace Rules may permit the Company to transfer its ADSs to the Nasdaq Capital Market if the Company satisfies the continued inclusion requirements for that market. If Corgi submits a transfer application and pays the applicable listing fees by December 29, 2008 the initiation of the delisting proceedings will be stayed pending the staff’s review of the application. If the Nasdaq staff does not approve Corgi’s transfer application, the Nasdaq staff will provide written notification that its securities will be delisted. However, Corgi may nevertheless be delisted from Nasdaq by December 15, 2008 for its failure to maintain compliance with the Minimum Bid Price Rule.
Separately, Carrick John Clough, a long-serving member of Corgi’s Board of Directors, today announced his resignation from the Board. Corgi thanks Mr. Clough for his service on the Board and will work to find a replacement director.

About Corgi International
Corgi International Limited is a global Pop Culture company, which develops and markets innovative and high-quality licensed and non-licensed toys, gifts and collectables distributed via direct, specialty, hobby, collector and mass retail channels worldwide. Marketed under the brand names Master Replicas, PopCo and H2go, the Company’s line of products range from premium entertainment prop replicas and limited edition memorabilia to traditional toys and gift merchandise.
The Company holds varying licenses for many of entertainment’s highest grossing franchises including Disney Classics, Harry Potter, James Bond, Star Trek, Nintendo, Halo and The Beatles, amongst others. Corgi International Limited also has partnerships with cutting edge technology innovators around the world.
The Company is headquartered in Hong Kong, with operations in Walnut Creek, California, USA and in Watford and Leicester, UK.
“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: Certain statements contained in this press release may be forward-looking. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, without limitation, changes in market demand for Corgi International products, changes in economic conditions, dependence on certain customers and licensing partners, and other risks described in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2007. The Company undertakes no obligation to update these forward-looking statements to reflect subsequent events or circumstances.